UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sypris Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-24020	61-1321992
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

101 Bullitt Lane, Suite 450
Louisville, Kentucky		40222
(Address of Principal Executive Offices)		(Zip Code)

Anthony C. Allen		(502) 329-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02	Conflict Minerals Disclosure and Report, Exhibit

A copy of Sypris Solutions, Inc.’s Conflict Minerals Report for the year ended December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at http://www.sypris.com.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report of Sypris Solutions, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 29, 2020	Sypris Solutions, Inc.

	By:	/s/ ANTHONY C. ALLEN
Anthony C. Allen
Vice President and Chief Financial Officer